Filed by HEC Holdings, Inc.
Subject Company — General Motors Corporation
and Hughes Electronics Corporation
and EchoStar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Commission File No.: 333-84472

•	Thank you [William] for the introduction and thanks everyone for joining us here today.

•	I’ll begin today’s presentation with a brief update on our announced merger with EchoStar as well as an overview of all of the HUGHES businesses. After that, Eddy will take a deeper dive into DIRECTV in the United States, which is the key value driver for the company.

(SLIDE)

1
Lehman Brothers Global Wireless Conference Jack Shaw President & Chief Executive Officer, HUGHES Eddy Hartenstein Chairman & Chief Executive Officer, DIRECTV May 21, 2002

•	As is customary, I’m obligated to present the SEC Guidelines and Safe Harbor language.

•	[Pause for a few seconds]

(SLIDE)

2

SEC Guidelines

In connection with the proposed transactions, on March 18, 2002, General Motors Corporation ("GM"), HEC Holdings, Inc. ("Hughes Holdings") and EchoStar Communications Corporation ("EchoStar") filed preliminary materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials filed on March 18, 2002, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation ("Hughes"), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the preliminary consent solicitation statement/information statement/prospectus filed with the SEC on March 18, 2002 and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

•	[Pause for a few seconds]

•	OK, let’s first take a quick look at where we stand with our merger with EchoStar.

(SLIDE)

3

SEC Guidelines - Cont'd

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

HUGHES - EchoStar Merger Timeline

HUGHES

	DOJ	FCC	SEC	IRS
Nov. 2001	Initial Filing			
Dec. 2001	Second Request	Initial Filing		Ruling Request Filed
Feb. 2002		Public Comments Filed Additional Info. Request HUGHES Response to Public Comments		
March 2002		Response to Additional Info Request	S-4 Filing	
June-July 2002		End of 2nd Public Comment Period	S-4 Declared Effective Shareholder Vote	Receipt of Ruling
Sept.-Oct. 2002	Receipt of DOJ Clearance	Receipt of FCC Clearance		

Completed

15243CFIR_LehmanPrez_04

•	When we announced the merger in late October of last year, we indicated that we wouldn’t be surprised if the whole process ended up taking about 9-12 months to complete. At this point, we still believe that the merger will close within that time, however, it is now looking like it may take closer to a year to complete—or in the October timeframe.

•	The regulatory process is now starting to pick up steam as both HUGHES and EchoStar are meeting regularly with the FCC and DOJ to answer all of their questions.

•	As you may be aware, in mid-April, the FCC stopped the clock on their self-imposed 180-day timetable to complete their review of the merger.

>	The FCC felt that our “Local channels for all Americans” announcement was a major amendment to our merger application and therefore re-opened the public comment process. As you can see on this chart, comments and responses for the second comment period are expected to be wrapped-up by the first week of June.

•	Other expected upcoming milestones include receipt of the IRS’s ruling on the tax-free status of the merger and the SEC declaration that the S-4 is effective. These are expected to be completed in the June to July timeframe and will be followed by the GM and GMH shareholder votes later in the summer.

(Continued)

4

HUGHES - EchoStar
Merger Timeline

Nov. 2001

Dec. 2001

Feb. 2002

March 2002

June-July 2002

Sept.-Oct. 2002

DOJ

Initial Filing

Second Request

Receipt of DOJ
Clearance

FCC

Initial Filing

Public Comments Filed
Additional Info. Request
HUGHES Response to
Public Comments

Response to Additional
Info Request

End of 2nd Public
Comment Period

Receipt of FCC
Clearance

SEC

S-4 Filing

S-4 Declared
Effective

Shareholder Vote

IRS

Ruling Request Filed

Receipt of Ruling

Completed

15243CFIR_LehmanPrez_04

(HUGHES — EchoStar Merger Timeline, Cont’d)

•	There is no doubt that this merger results in tremendous benefits for both our customers and shareholders, and provides the best opportunity to bring a more compelling suite of services to the marketplace to compete with incumbent cable companies.

•	Importantly, we remain very confident that we’ll receive the necessary regulatory approvals to complete the transaction.

•	Now let’s take a look at HUGHES.

(SLIDE)

5

HUGHES - EchoStar
Merger Timeline

Nov. 2001

Dec. 2001

Feb. 2002

March 2002

June-July 2002

Sept.-Oct. 2002

DOJ

Initial Filing

Second Request

Receipt of DOJ
Clearance

FCC

Initial Filing

Public Comments Filed
Additional Info. Request
HUGHES Response to
Public Comments

Response to Additional
Info Request

End of 2nd Public
Comment Period

Receipt of FCC
Clearance

SEC

S-4 Filing

S-4 Declared
Effective

Shareholder Vote

IRS

Ruling Request Filed

Receipt of Ruling

Completed

15243CFIR_LehmanPrez_04

\

HUGHES Overview

HUGHES

HUGHES
2001 Revenues ~ $8.3B

DIRECTV
2001 Revenues ~ $6.3B

- **United States**
- **Latin America**
- **DIRECTV Broadband**

HUGHES NETWORK SYSTEMS
2001 Revenues ~ $1.3B

- **DIRECWAY**
  - Consumer/Enterprise
- **DIRECTV Receiver Equipment**

PanAmSat
2001 Revenues ~ $0.9B

- **Transponder Leasing**

15243CFIR_LehmanPrez_05

•	First, I’d like to give you a quick snapshot of the whole HUGHES family.

•	Our DIRECTV businesses in the United States and Latin America generated about $6.3 billion in revenues in 2001 and ended the year with nearly 12 million subscribers throughout the Americas.

•	Hughes Network Systems, or HNS had revenue of about $1.3 billion in 2001 and is the world’s leading provider of satellite-based broadband services—it is also one of the leading suppliers of set-top boxes for DIRECTV.

•	Finally, PanAmSat, which is 81 percent-owned by HUGHES and trades on the NASDAQ under the ticker symbol “SPOT”, operates one of the world’s largest satellite networks and reported 2001 revenues of nearly $900 million dollars.

•	During the course of the last year or so we’ve made great strides in improving all of these assets. I’d like to recap what we’ve accomplished in our businesses as well as highlight the objectives designed to help keep this momentum going.

(SLIDE)

6

HUGHES Overview

2001 Revenues ~ $8.3B

2001 Revenues ~ $6.3B

United States
Latin America
DIRECTV Broadband

2001 Revenues ~ $1.3B

DIRECWAY
- Consumer/Enterprise
DIRECTV Receiver Equipment

2001 Revenues ~ $0.9B

Transponder Leasing

15243CFIR_LehmanPrez_05

•	At the corporate level, we have put in place financing that will fund our requirements through the expected completion of the merger with EchoStar.

•	We also implemented aggressive cost-cutting measures that included a workforce reduction, impacting all of our operating companies and the corporate staff. In total, almost 10 percent of our U.S. workforce — totaling 750 jobs — were eliminated, translating into approximately $110 million in annual savings.

•	To help foster new ideas, changes in leadership were made at the highest levels of the company and we replaced senior management at 3 of our 4 key businesses.

•	And importantly, underlying these management changes, we have created a culture at HUGHES that places the highest priority on meeting or exceeding our commitments.

•	Looking ahead, highest on my “still-to-do” list is to complete the merger with EchoStar, and at the same time, keep everyone within the HUGHES family sharply focused on continuing to improve the operational performance of our businesses.

•	And, if we are able to keep everyone focused, I believe we will be able to successfully achieve our target for the company to be operational free cash flow break-even in 2003.

(SLIDE)

7

Accomplishments/Objectives

- Corporate

Arranged Financing to Fund HUGHES Through
Expected Close of Merger with EchoStar
Implemented Aggressive Company-wide Cost
Reduction Initiatives
Placed New Senior Management into 3 Out of 4
Key Businesses
Created a Culture Focused on Meeting or
Exceeding Commitments
Complete EchoStar Merger
Keep Everyone Focused on Improving Operational Performance
Attain Operational Free Cash Flow Break-even in 2003

15243CFIR_LehmanPrez_05

•	All the hard work has paid-off as we’ve posted significantly improved operating results.

•	Certainly among the achievements that makes me the most proud is the fact that since assuming the CEO position in mid-2001, we’ve met or exceeded our quarterly guidance for the key metrics of revenue, EBITDA and DIRECTV U.S. net subscriber additions.

•	I have always believed that the best way to re-establish our credibility as a management team and to realize the huge store of value inherent in our company was to make good on our commitments.

•	Our track record as a company over the last several quarters has us on the right path and I’m determined to see this trend continue in future quarters.

•	Now let’s take a quick look at DIRECTV

(SLIDE)

8

Key Performance Metrics
vs. Guidance

HUGHES Revenue ($B)

HUGHES EBITDA ($M)

                     Guidance              Actual
Q3'01                $2.1                  $2.1
Q4'01                $2.3                  $2.3
Q1'02                $1.95-2.0         $2.0

HUGHES EBITDA ($M)

                     Guidance              Actual
Q3'01(1)           $90-110              $142
Q4'01                $115-165            $118
Q1'02(2)           $100-150            $127

DIRECTV Net Subscriber Additions (K)

Guidance
Actual

225-275

425

Q3'01

260-360

405

Q4'01

200-250

342

Q1'02

Improving Operating Performance
and Returns to Shareholders

(1) Excludes $65M related to severance charges
(2) Excludes $95M gain from favorable resolution of NASA lawsuit, $56M charge related to contractual dispute with GECC and $32M charge related to devaluation of Argentinean peso

15243CFIR_LehmanPrez_07

•	DIRECTV in the United States is the world’s leading provider of direct-to-home digital television entertainment with nearly 11 million customers.

>	As you can see on the slide, we are the third largest multi-channel provider here in the U.S.

•	DIRECTV also enjoys the industry’s highest video ARPU (or average revenue per customer). Last year, our ARPU was over $58 per month and is driven by the most extensive collection of programming available in the multi-channel universe including exclusive sports packages like the NFL Sunday Ticket.

•	Today, including the recent additions of Las Vegas and Hartford, we offer all local channels to 43 top markets in the United States covering about 66 million of the 107 million television households in the country. And with the successful launch of the DIRECTV 5 satellite, we’ll be expanding to 51 markets during the year. In these markets, since DIRECTV is now truly competitive with cable, we are experiencing our greatest growth.

•	Finally, by leveraging our large customer base, we’re able to create important strategic alliances. As the logos on this slide indicate, we have relationships with many of our industry’s top manufacturers and distributors.

(SLIDE)

9

DIRECTV U.S. Overview

Approaching 11M
Subscribers
Industry Leading
Video ARPU of $58.70
in 2001
Exclusive Content
Local-into-local in 43 Markets
Expanding to 51
markets in 2002 with
launch of DIRECTV 5
Key Strategic Alliances

Subscribers (As of 1Q 2002)

Comcast/AT&T

21.9M

Time Warner

12.9M

DIRECTV U.S.

10.6M

EchoStar

7.2M

Charter

6.8M

Cox

6.3M

Adelphia

5.8M

15243CFIR_LehmanPrez_08

•	Let’s take a look at the recent accomplishments and on-going objectives of DIRECTV in the U.S.-of course Eddy will give you more color on these later in the presentation.

>	Customer churn is among the most important variables affecting the long-term valuation of the business-so I’m quite pleased to see this metric trending in the right direction. Churn in the first quarter this year came in at 1.6 percent per month, which is a 20 percent improvement over churn rates we had in the middle of last year.

>	DIRECTV has also significantly improved its cost structure. In addition to reducing labor costs by approximately 20 percent, we’ve taken steps to reduce subscriber acquisition costs-or SAC. Our estimated SAC for 2002 is $525 per gross subscriber addition, which is about 10 percent below the highest levels of last year.

>	And importantly, we’ve been able to re-ignite subscriber growth, significantly exceeding consensus estimates in each of the last three quarters.

(Continued)

10

Accomplishments/Objectives

- United States

Reduced Customer Churn By 20%
Reduced SAC by 10% and Workforce by 20% (1)
Reinvigorated Subscriber Growth
Continue to Increase Financial Returns on
New Subscribers
Increase Average Monthly Subscriber Revenue
Rationalize/Validate the DSL Broadband Business

(1) Excludes customer service employees

15243CFIR_LehmanPrez_09

(DIRECTV U.S. Accomplishments / Objectives, Cont’d)

>	Looking ahead, DIRECTV will be highly focused on continuing to improve the financial returns on every subscriber we attain-which includes strategies to increase our ARPU. We’ve already improved our subscriber return on investment-or IRR-from about 40 percent to 46 percent, but we’re not stopping there.

>	And another top priority is to make sure that the investment we’re making in our DSL business squares with the market opportunity. We don’t quite have the final answer yet, but I can assure you that we will not continue incurring losses without a commensurate return.

(SLIDE)

11

Accomplishments/Objectives

- United States

Reduced Customer Churn By 20%
Reduced SAC by 10% and Workforce by 20% (1)
Reinvigorated Subscriber Growth
Continue to Increase Financial Returns on
New Subscribers
Increase Average Monthly Subscriber Revenue
Rationalize/Validate the DSL Broadband Business

(1) Excludes customer service employees

15243CFIR_LehmanPrez_09

DIRECTV – Latin America

DIRECTV LATIN AMERICA

2002
FIFA WORLD CUP
KOREA JAPAN

DIRECTV
INTERACTIVE
STATISTICS
VOTE HERE
Super Bowl XXXVI

15243CFIR_LehmanPrez_10

•	Moving on to DIRECTV Latin America-or DLA-today, we are the only multi-channel provider serving the entire region, with more than 1.6 million customers in 28 countries.

•	DLA offers the most extensive pay-per-view services in the region, has exclusive agreements with major programmers such as Disney and HBO, and has launched several interactive services in key markets. For instance, in Brazil and Venezuela customers have access to interactive weather, games, e-mail and banking applications.

•	And DLA also offers exclusive sports entertainment-the largest of which is the World Cup for 2002 and 2006.

(SLIDE)

12
DIRECTV - Latin America Largest Multi-channel Provider in Region Serving Over 1.6M Subscribers Exclusive Programming World Cup Rights Launched Interactive Services INTERACTIVE 15243CFIR_LehmanPrez_10

•	As a result of new subscriber acquisition procedures designed specifically to reduce customer turnover, we’ve made good progress in improving our churn rates. In fact, churn improved sequentially in each quarter of 2001 and is expected to be about 2.5 percent per month in 2002.

•	We’ve also done a good job in rationalizing our cost structure as evidenced by the elimination of about 1,000 jobs region-wide resulting in annualized savings of about $40 million. We have also identified other aspects of DLA’s cost structure in areas including programming costs and other general and administrative expenses that will produce additional savings of $60 million-for a total annualized savings of about $100 million.

•	However, we still have a lot of work to do to make this a profitable business.

>	While we certainly don’t have much control over the economic crisis and currency devaluation in Argentina, we must continue to take steps to mitigate its impact on the business. Wherever possible, we are implementing price increases and renegotiating contracts with our programmers and vendors.

>	We are also very focused on EBITDA break-even, which we are now targeting for next year.

>	And as always, we’re keeping an open mind to strategic transactions to improve the business.

(SLIDE)

13

Accomplishments/Objectives

- Latin America

Reduced Churn in Each Quarter of 2001
Eliminated ~1,000 Jobs Resulting in $40M in Annualized Savings; Identified an Additional $60M in Other Savings
Mitigate Impact From Currency Devaluations
Attain EBITDA Break-even in 2003
Evaluate Potential Strategic Transactions to Improve Economic Model

15243CFIR_LehmanPrez_11

•	HNS’ core business is providing satellite-based broadband products and services to both businesses and consumers under a single platform called DIRECWAY. We believe that the single platform across HNS’ base of customers will create economies of scale and cross-channel sales opportunities, which will give HNS a competitive advantage.

•	On the enterprise side, HNS is the world leader, garnering about two-thirds of the very small aperture terminal-or VSAT-market share in 2000.

•	With an installed base of more than 400 thousand terminals spanning the globe in 85 countries, HNS provides DIRECWAY products and services to a stable of blue chip customers. Just a few of these are depicted on the slide.

•	HNS has transferred its expertise and scale with enterprise customers to the consumer marketplace.

>	Today, HNS provides satellite broadband internet access to over 110 thousand consumers.

>	HNS has “Powered by DIRECWAY” agreements with DIRECTV and Pegasus, and with leading Internet service providers including AOL and Earthlink.

(SLIDE)

14

Hughes Network Systems

One Platform That Leverages Both Enterprise and Consumer Markets

Enterprise

World Market Share Leader
400,000 VSAT Terminals Installed in 85 Countries
Double-digit EBITDA Margins

Consumer

>110,000 Subscribers
Bundled with DIRECTV; Wholesale to Other Service Providers
Leading Supplier of DIRECTV Set-top Boxes

15243CFIR_LehmanPrez_12

•	2001 was a very good year for HNS’ core VSAT enterprise business. Although Comsys, which is the leading independent authority on the VSAT industry, has not yet released its market share report for 2001, we feel pretty confident that it will show that HNS added to its industry leading market share in 2001 considering we won 7 out of 9 key VSAT bids versus our main competitor.

•	HNS has also ramped-up its production of DIRECTV set-top receivers-shipping nearly 2 million boxes in 2001 and we’re on track to ship even more this year. In total, HNS has now shipped nearly 8.5 million boxes since entering this business in 1996. Having this capability at HNS has been extremely helpful for DIRECTV in meeting the strong demand for its service in a cost-effective manner.

•	Looking forward, HNS is targeting 2002 revenue growth of 20 to 25 percent in its satellite broadband business. Importantly, this unit is expected to reach EBITDA break-even this year because the investment in the DIRECWAY consumer business is offset by the double-digit EBITDA margins earned in the enterprise business.

•	Similar to our DSL service, we’re also re-evaluating our DIRECWAY consumer broadband business model. As I have said in the past, the merger with EchoStar provides us with the best opportunity to offer a competitive and profitable broadband service. Without the merger, it appears as if it will be difficult to get the economies of scale necessary to make money in this business.

•	And finally, HNS is keenly focused on completing the development of SPACEWAY and launching the business in early 2004.

(SLIDE)

15

Accomplishments/Objectives

Increased Market Share in Core Enterprise
Satellite Broadband Business
Ramped Production of DIRECTV Set-top Boxes
to Help Meet Strong Demand
Attain EBITDA Break-even in the Satellite Broadband Segment
Rationalize/Validate the DIRECWAY Broadband Consumer Business Model
Complete Development and Launch SPACEWAY

15243CFIR_LehmanPrez_13

•	Now let’s take a look at PanAmSat, which operates one of the world’s largest satellite networks and is a leading provider of global video and data broadcasting services.

•	Today, PanAmSat owns and operates 21 satellites that cover 98 percent of the world’s population and houses 14 percent of the world’s supply of transponders available for lease.

•	PanAmSat’s customers include 300 content providers such as AOL Time Warner, Disney and Viacom, as well as 35 telecom carriers in 40 countries and 8 direct-to-home platforms on 5 continents.

•	As a result, PanAmSat has built-up a backlog of $5.7 billion.

•	Most importantly, as shown on this slide, PanAmSat has made huge strides in reducing costs and increasing margins-more on that in a minute.

(SLIDE)

16

PanAmSat

21 Satellites Covering
98% of World's
Population

Diversified Blue-Chip Customer Base;
$5.7B Backlog

Aggressively Reduced
Operating Costs and Improved EBITDA Margins

Improving EBITDA Margins

65%

Q2'01

66%

Q3'01

68%

Q4'01

73%

Q1'02

Reducing Operating Costs
(Annual Run Rate)

$296M

Q2'01

$268M

Q3'01

$252M

Q4'01

$220M

Q1'02

15243CFIR_LehmanPrez_14

•	Earlier this year, PanAmSat successfully raised more than $2 billion in new bank debt and long-term notes. The bulk of the proceeds went to repay the $1.725 billion intercompany loan to HUGHES, with the remainder providing PanAmSat with additional financial flexiblity.

•	In addition to improving its capital structure, PanAmSat has undertaken a series of initiatives designed to strengthen its operational performance by streamlining its cost structure, and re-focusing on its core businesses and key customers. This new strategy has already reduced annualized operating costs by about $80 million and led to first quarter 2002 EBITDA margins of 73 percent.

•	Key to PanAmSat’s future will be their ability to renew top-line revenue growth, which we believe will come from both increasing transponder utilization rates on existing satellite capacity in our core markets, as well as penetrating into new markets such as Mexico, Brazil and India.

•	At this point in the presentation, I’d like to turn the mike over to Eddy who will give you a closer look at our DIRECTV U.S. business.

•	Eddy?

(SLIDE)

17

Accomplishments/Objectives

Successfully Raised $2B to Refinance Debt and Provide Additional Financial Capacity
Streamlined Entire Cost Structure; Reduced Operating Costs by $80M per Year
Attained EBITDA Margin of 73% in 1Q 2002
Renew Revenue Growth
Increase satellite utilization rates
Penetrate into new markets such as Mexico, Brazil and India

15243CFIR_LehmanPrez_15

DIRECTV U.S. – A Profitable Growth Strategy

Growing Our Subscriber Base While . . . .

9.1M
10.3M
~11.5M
2000
2001
2002

Increasing the Financial Returns on Every New Subscriber

Value Drivers
Reduce SAC
Lower Churn
Increase Margins

15243CFIR_LehmanPrez_16

•	Thanks, Jack.

•	Since changing the course of the DIRECTV business in the middle of last year, in its purest form, we’ve essentially pursued a two-pronged strategy of continuing to grow our customer base but doing so with a much sharper emphasis on financial returns.

•	Let’s first look at the subscriber growth side of the strategy.

(SLIDE)

18

DIRECTV U.S. - A Profitable
Growth Strategy

Growing Our Subscriber Base While . . . . . . . . . . .

9.1M

2000

10.3M

2001

~11.5M

2002

Increasing the Financial Returns
on Every New Subscriber

Value Drivers

Reduce SAC

Lower Churn

Increase Margins

15243CFIR_LehmanPrez_16

DIRECTV Gross Subscriber Adds
(In Thousands, Excluding NRTC Territories)

370
590
650
760
390
660
610
440
770
840
650
800
810
'99
'00
'01
'02
'99
'00
'01
'99
'00
'01
'99
'00
'01
First Quarter
Second Quarter
Third Quarter
Fourth Quarter

Continued Strong Demand

15243CFIR_LehmanPrez_17

•	Put simply, demand for the DIRECTV service has never been stronger.

•	In each of the last three quarters beginning with the third quarter of last year, we have achieved record gross additions for DIRECTV owned and operated subscribers. By `owned and operated’ subscribers, I mean total subscribers excluding those residing in NRTC territories.

•	Let’s take a look at some of the factors that are driving our record setting pace.

(SLIDE)

19

DIRECTV Gross Subscriber Adds
(In Thousands, Excluding NRTC Territories)

370

'99

590

'00

650

'01

760

'02

First Quarter

390

'99

660

'00

610

'01

Second Quarter

440

'99

770

'00

840

'01

Third Quarter

650

'99

800

'00

810

'01

Fourth Quarter

Continued Strong Demand

15243CFIR_LehmanPrez_17

•	We see three main drivers behind this growth. First, we now offer all local channels in a digital format in 43 top markets. This was made possible by the successful launch last December of DIRECTV 4-S, our new state-of-the-art spot beam satellite. In these 43 markets, our customers can now receive all local channels from one small dish.

>	It’s also important to note that in our largest markets with local channels such as New York, Los Angeles, Chicago, Miami and San Francisco, we’re seeing our highest year-over-year subscriber growth rates. In most cases, the growth rate is over 50 percent !

>	And because of the importance of having local channels to compete with cable, we’re expanding our local channel coverage. Our recently launched satellites allow us to provide local channels to additional markets. So by the end of this year, DIRECTV will be broadcasting all local channels in 51 markets.

•	Next, we’re also finding that our new simplified retail offer is resonating well with consumers. We now have a standard 365-days-a-year offer whereby a customer can have one box installed for $49 or less and two boxes installed for $99 or less. In addition, many retailers are taking advantage of the opportunity to further increase their sales by discounting these prices even more.

>	To keep the offer fresh, we’ll also layer-on additional benefits such as free or discounted programming for a limited time.

(Continued)

20

Subscriber Growth Drivers

Improved Local
Channel Offering

Providing All Local
Channels in 43 Top
Markets

All 43 Markets
Receive Local
Programming
From One Small
Dish

Simplified
Retail Offer

1 Box and Free
Installation for $49
or Less

2 Boxes and Free
Installation for $99
or Less

Additional Consumer
Promotions
Layered On

New Programming
Packages

Total Choice Plus
Has 130 All Digital
Channels Plus
Locals for $39.99
Exceptional Value
Proposition vs.
Typical Cable
Package

15243CFIR_LehmanPrez_18

(Subscriber Growth Drivers, Cont’d)

•	And finally, another important factor is our new simplified programming packages, the most popular of which is TOTAL CHOICE PLUS. Offered in all 43 of our local channel markets, this package includes more than 130 channels, including all local channels in each market.

>	At $39.99, this package is a tremendous value, especially when compared to similar analog or digital cable packages.

>	Let me illustrate this for you.

(SLIDE)

21

Subscriber Growth Drivers

Improved Local
Channel Offering

Providing All Local
Channels in 43 Top
Markets
All 43 Markets
Receive Local
Programming
From One Small
Dish

Simplified
Retail Offer

1 Box and Free
Installation for $49
or Less
2 Boxes and Free
Installation for $99
or Less
Additional Consumer
Promotions
Layered On

New Programming
Packages

Total Choice Plus
Has 130 All Digital
Channels Plus
Locals for $39.99
Exceptional Value
Proposition vs.
Typical Cable
Package

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Compelling Value Proposition

	Charter*	Comcast*	AT&T*	DIRECTV Total Choice® Plus
Analog Channels	70	73	69	0
Digital Channels	32	37	19	130+
Total Channels	102	110	88	130+
Price	$47.95	$55.00	$44.87	$39.99

DIRECTV's Compelling Value Proposition is Driving Growth

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•	This slide compares our TOTAL CHOICE PLUS package to a typical cable package offered by some of our key competitors. It includes a sizable number of analog channels with a smaller number of digital services.

•	Today, our key target market is the 50 million or so cable customers who are still paying $35 to $40 for an analog-only service.

•	With the average cable operator raising prices twice the rate of inflation, we’re finding that more and more of these cable customers are foregoing the “convenience” of calling their cable operator, and instead are shopping around for their pay television services. And very often, these customers are coming to the conclusion that they can receive the best price-to-value proposition from DIRECTV.

•	After looking at the numbers on this slide, I think you can see why so many people are making DIRECTV their digital choice.

•	To top it off, every channel on the DIRECTV service is broadcast digitally with crystal clear video and CD-quality sound. This is a superior offering compared to cable operators who only offer a digital tier to supplement their predominantly analog service.

(SLIDE)

22

Compelling Value Proposition

Analog Channels

Digital Channels

Total Channels

Price

Charter*

70

32

102

$47.95

Comcast*

73

37

110

$55.00

AT&T*

69

19

88

$44.87

DIRECTV
Total Choice® Plus

0

130+

130+

$39.99

* Source: Morgan Stanley Satellite Communications Equity Research;
prices represent a weighted average of the offerings available in selected cities

DIRECTV's Compelling Value Proposition
is Driving Growth

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DIRECTV U.S. – A Profitable Growth Strategy

Growing Our Subscriber Base While . . . .

Increasing the Financial Returns on Every New Subscriber

9.1M
10.3M
~11.5M
2000
2001
2002

Value Drivers
Reduce SAC
Lower Churn
Increase Margins

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•	Although we’re quite pleased with the renewed subscriber growth, its important to note that our primary focus is on profitability and to increase the financial returns on every new customer.

•	During the latter part of last year, the DIRECTV U.S. management team implemented a series of operational strategies that were designed to lower subscriber acquisition costs, increase subscriber retention rates and improve operating margins.

•	Let’s take a look at these in more detail.

(SLIDE)

23

DIRECTV U.S. - A Profitable
Growth Strategy

Growing Our Subscriber Base While . . . . . . . . . . .

9.1M

2000

10.3M

2001

~11.5M

2002

Increasing the Financial Returns
on Every New Subscriber

Value Drivers

Reduce SAC

Lower Churn

Increase Margins

15243CFIR_LehmanPrez_21

•	We are highly focused on improving DIRECTV’s cost structure, especially SAC expenses. For example, we expect to reduce SAC significantly in 2002, bringing it down from a high of $575 last year to about $525 this year.

•	One way we’re cutting SAC is by eliminating subsidies to manufacturers of DIRECTV set-top boxes.

•	We’re also escalating our efforts to combat signal piracy and the number of boxes sold at retail that are never activated.

>	A key initiative is a new certificate program which is designed to reduce the number of set-top boxes purchased by hackers from retailers with unassisted sales floors. WalMart stores, for example, are no longer stocking an inventory of DIRECTV boxes. Instead, interested customers at WalMart “purchase” a certificate for a DIRECTV system, and then call DIRECTV to activate service and schedule an installation through our Home Services Network.

>	We also recently initiated a new conditional access card swap-out which will replace the older generation access cards in all of our customers’ receivers with greatly advanced fourth generation cards.

>	And, of course, we’ve aggressively stepped-up our legal attack against signal thieves and we’re prosecuting these criminals to the greatest extent possible under the law. Last year alone, we shut down 170 illegal web sites, sued 159 civil defendants and were awarded $20 million in judgements. And we are on pace to improve on many of these metrics this year.

(Continued)

24

Reducing Subscriber Acquisition Costs (SAC)

Eliminated Manufacturing Subsidies

Aggressively Attacking Piracy and Non-Activations

Conditional access card swap
Certificate programs
Legal action

New Dealer Agreements Providing More Value

DIRECTV SAC Trend

$575

Q2'01

$555

Q3'01

$560

Q4'01

$520

Q1'02

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(Reducing Subscriber Acquisition Costs, Cont’d)

•	It’s also important to note that even with today’s lower SAC, we’re able to provide more benefits to the consumer. An example of this is how we now offer consumers a free installation year-round, whereas in the past, even with a higher SAC, we were only able to offer this promotion occasionally. Clearly, DIRECTV is getting more bang-for-the-buck from its investment in acquiring customers.

(SLIDE)

25

Reducing Subscriber Acquisition Costs (SAC)

Eliminated Manufacturing Subsidies
Aggressively Attacking Piracy and Non-Activations
Conditional access card swap
Certificate programs
Legal action
New Dealer Agreements Providing More Value

DIRECTV SAC Trend

$575

Q2'01

$555

Q3'01

$560

Q4'01

$520

Q1'02

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•	One of our most important value drivers is to control churn. Over the last several quarters, churn has averaged about 1.8 percent per month, which by the way, is significantly lower than cable’s average churn rate of about 2.5 percent. However, with some new initiatives, we believe we can drive churn even lower than the 1.6 percent churn we ran in the first quarter.

>	Beginning late last year, we began providing more attractive offers to customers who commit to 12 months of service. The most recent data shows that over 90 percent of all of our new subscribers are making the 12-month commitment.

>	And we also implemented more stringent credit screening practices which, for example, may include identification with a social security number and on-going payments with a credit card.

•	We are also reducing churn by investing to improve every aspect of the DIRECTV customer experience. Last year, it was clear that service levels were not meeting our standards and contributed to customer churn.

>	Today, I’m happy to report that we’re meeting our targeted customer service and installation metrics in all key areas.

(Continued)

26

Reducing Churn

Acquiring Loyal, Long-Term Customers
90% of new customers taking
12-month commitments
Retail incentive plans focused
on activating customers

Significant Improvements in Customer Service
Improved Local Channel Offerings

DIRECTV Monthly Churn

1.8%

Q1'01

2.0%

Q2'01

1.9%

Q3'01

1.7%

Q4'01

1.6%

Q1'02

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(Reducing Churn, Cont’d)

•	And we’re also seeing evidence that churn rates are significantly lower in the markets where local channels are available. In fact, during the first quarter of this year, churn in markets where local channels are available was 25 percent lower than churn in markets without local service.

•	Again, the importance of local channels is huge!

(SLIDE)

27

Reducing Churn

Acquiring Loyal, Long-Term Customers
90% of new customers taking
12-month commitments
Retail incentive plans focused
on activating customers
Significant Improvements in Customer Service
Improved Local Channel Offerings

DIRECTV Monthly Churn

1.8%

Q1'01

2.0%

Q2'01

1.9%

Q3'01

1.7%

Q4'01

1.6%

Q1'02

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•	Finally, lets take a quick look at some of the things we’re doing to lower costs and improve margins. DIRECTV’s cost structure can be grouped into the four major categories shown on this slide.

•	Programming costs represent the biggest chunk of our cost structure. Over the past several years, we’ve been able to hold our programming costs to about 40 percent of revenue, despite adding dozens of new channels and absorbing the annual increases in programming costs. However, there’s room for improvement.

>	For example, at the beginning of the year we introduced new programming packages that we believe will lead to higher margins while also improving the value for our customers.

>	We are also using our large subscriber base as leverage to aggressively negotiate with programmers when contracts come up for renewal.

>	Finally, we have a new customer relationship management system. This system gives better insight into the buying behavior of our subscribers, allowing us to improve our targeting efforts and the effectiveness of our sales practices in a way that maximizes margins.

(Continued)

28

Improve Operating Margins

2001 Costs ~ $5.4B

Programming

New Higher-Margin Programming Packages
Leverage Subscriber Base for Favorable Terms
New Customer Relationship Management System

Sales and
Marketing

Reductions in SAC, Churn and Piracy

Customer
Related

Efficiencies Gained Through Higher-Quality Service

G & A

Constantly Attacking Cost Structure
Zero-based budgeting
Continue Reducing Bad-Debt

(Improving Operating Margins, Cont’d)

•	Moving to our G&A costs, in addition to the significant headcount reductions that Jack spoke about earlier, we also initiated another so-called ‘Zero-based’ budgeting exercise where we took our already reduced G&A costs and chopped-out yet another layer of costs. This will be an on-going process.

>	And we’re also seeing improvements in bad debt expense as a result of better customer screening on the front end and improved collection practices on the back end.

•	We already talked about how we’re lowering our sales and marketing costs by reducing our SAC, churn and piracy, so the final piece of the cost pie is our customer-related expenses.

•	Here, as I mentioned earlier, we have actually increased our investment to insure a higher-quality customer experience. Although we can’t claim cost-savings in this category today, we can claim happier, more-committed customers and we fully expect to begin reaping benefits from the improved efficiencies gained in this area.

(SLIDE)

29

Improve Operating Margins

2001 Costs ~ $5.4B

Programming

New Higher-Margin Programming Packages
Leverage Subscriber Base for Favorable Terms
New Customer Relationship Management System

Sales and
Marketing

Reductions in SAC, Churn and Piracy

Customer
Related

Efficiencies Gained Through Higher-Quality Service

G & A

Constantly Attacking Cost Structure
Zero-based budgeting
Continue Reducing Bad-Debt

•	All of these new strategies are having a rapid and meaningful impact on DIRECTV’s financial returns.

•	As you can see, DIRECTV EBITDA is expected to more than double in 2002.

•	And the returns on each incremental subscriber we add to the platform have already shown steady improvement over the course of the last several quarters. As you can see on the slide, we’ve increased our subscriber IRR by 15 percent over the past three quarters to about 46 percent. And with the strategies in place that Jack and I described, we see no reason why these returns should not continue to increase.

(SLIDE)

30

DIRECTV U.S. - New Strategies Result In Improved Financial Returns

Accelerating EBITDA

$151M

2000

$208M(1)

2001

~$525M

2002E

Increasing Subscriber IRRs(2)

40%

Q2'01

41%

Q3'01

44%

Q4'01

46%

Q1'02

(1) Excludes one-time severance charge of $48M
(2) Assumptions Q2'01/Q3'01/Q4'01/Q1'02: SAC $575/$555/$560/$520; Monthly Churn: 2.0%/1.9%/1.7%/1.6%
ARPU: $58.00/$57.30/$61.35/$56.70, PMCF Margin: 41%/40%/38%/39%

•	While I’m very proud of the operational progress we’ve already made, it’s also clear to me that we have a long way to go-and challenges to meet-in order to further unlock the tremendous potential value in DIRECTV.

•	Despite favorable comparisons to the cable industry in key metrics including subscriber growth, churn, ARPU, and EBITDA growth as well as a balance sheet that shows significantly less debt and invested capital than the average cable operator, the implied per subscriber enterprise value of DIRECTV today is still half that of cable.

>	And this is even after considering the recent sector-wide pull back in cable stocks.

•	This valuation gap is one in which we are extremely focused on and as a management team, determined to close.

(SLIDE)

31

Multi-Channel Comparison(1)

Legend

Ent.Value/Sub

Debt/Sub

~$1,500

~$300

DIRECTV

~$2,250

~$850

Dish Network

~$3,250

~$1,800

Cable(2) Avg.

Invested Capital(3)
Per Subscriber:

$700

$750

$4,400

(1) Source: Company 10K's and S-4's
(2) Average of AT&T Broadband, Comcast, Cox, Charter, Cablevision, Mediacom and Insight Communications
(3) Equity plus Debt plus deferred tax liabilities

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•	In closing, I’d like to recap why we believe HUGHES is a terrific investment opportunity.

>	We’ve streamlined operations at all of our businesses, and in the process, ripped hundreds of millions of dollars out of our cost structure, which has improved our competitive position across the board. These actions are producing tangible results, with improving operations at all four of our primary businesses.

>	We’re also seeing renewed subscriber growth at DIRECTV in the United States. And the financial returns on these new customers are steadily improving.

>	As a management team, we’ve come a long way towards improving our credibility by meeting or exceeding our financial commitments for three consecutive quarters.

>	And in addition to all the operational improvements we’ve made, the announced merger with EchoStar will create powerful synergies which will enable us to be a much more formidable competitor to cable and provide huge benefits to customers and shareholders, alike.

(SLIDE)

32

Investment Highlights

Improving Operational Results
Across All Businesses

Streamlined Operations to Significantly Improve Cost Structure
Renewed Subscriber Growth and Improving Financial Returns at DIRECTV U.S.
Met or Exceeded Financial Commitments for Three Consecutive Quarters
Merger with EchoStar Creates Significant Benefits for Both Shareholders and Consumers

15243CFIR_LehmanPrez_26

•	That concludes our prepared remarks. Now, Jack and I will open it up for questions and answers.

33